SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.)*

Bicycle Therapeutics plc
(Name of Issuer)

Ordinary Shares, nominal value £0.01 per share
(Title of Class of Securities)

088786108**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** This CUSIP applies to the American Depository Shares, each representing one Ordinary Share.

CUSIP No. 088786108	13G

1	NAMES OF REPORTING PERSONS
Jefferies LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,948,000 (1) (see Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,948,000 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,948,000 (1) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.165% (2) (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(1)
Reported shares are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc. Includes 1,948,000 Ordinary Shares in the form of 1,948,000 American Depository Shares (“ADS”). Each ADS represents one Ordinary Share of the Issuer.

(2)	Based on 37,715,666 Ordinary Shares of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023.

CUSIP No. 088786108	13G

1	NAMES OF REPORTING PERSONS
Jefferies Financial Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,948,000 (1) (see Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,948,000 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,948,000 (1) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.165% (2) (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Reported shares are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc. Includes 1,948,000 Ordinary Shares in the form of 1,948,000 American Depository Shares (“ADS”). Each ADS represents one Ordinary Share of the Issuer.

(2)	Based on 37,715,666 Ordinary Shares of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange commission on November 2, 2023.

Item 1(a).	Name of Issuer:

Bicycle Therapeutics plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Blocks A & B, Portway Building, Granta Park

Great Abington, Cambridge, United Kingdom CB21 6GS

Item 2 (a).	Name of Person Filing:

Jefferies LLC
Jefferies Financial Group Inc.
(each a “Reporting Person” and collectively, the “Reporting Persons”)
An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

520 Madison Ave., New York, NY 10022

Item 2(c).	Citizenship:

The responses of the Reporting Persons to Row 4 in each of their respective cover pages are incorporated herein by reference.

Item 2 (d).	Title and Class of Securities:

Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”).

Item 2 (e).	CUSIP Number:

088786108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of Common Stock, as of December 31, 2023, are incorporated herein by reference.

As of December 31, 2023, the Reporting Persons beneficially owned 1,948,000 Ordinary Shares held in the form of 1,948,000 American Depositary Shares of the Issuer (“ADS”), representing approximately 5.165% of the Ordinary Shares outstanding (based on 37,715,666 Ordinary Shares outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023).  Each ADS represents one Ordinary Share of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the Common Stock, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Jefferies LLC is a broker or dealer registered under Section 15 of the Exchange Act.  Jefferies LLC is a subsidiary of Jefferies Financial Group Inc., which has filed this Schedule 13G pursuant to Rule 13d‑1(b)(1)(ii)(G).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2024

JEFFERIES LLC

	By:	/s/ Michael J. Sharp
		Name:	Michael J. Sharp
		Title:	Executive Vice President, General Counsel and Secretary

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons

EXHIBIT 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of ordinary shares of Bicycle Therapeutics plc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2024
JEFFERIES LLC

	By:	/s/ Michael J. Sharp
		Name:	Michael J. Sharp
		Title:	Executive Vice President, General Counsel and Secretary

JEFFERIES FINANCIAL GROUP INC.

	By:	/s/ Michael J. Sharp
		Name:	Michael J. Sharp
		Title:	Executive Vice President and General Counsel